EXHIBIT 12.1

Dresser, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in millions except for ratio)

	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000	December 31, 1999
Earnings	$(30.2)	$(9.8)	$52.3	$145.1	$125.3

Fixed Charges	91.5	104.5	73.4	7.2	5.1

Total Earnings	$61.3	$94.7	$125.7	$152.3	$130.4

Fixed Charges
Interest Expense and Amortization of Deferred Financing Costs	85.8	98.6	68.6	2.7	1.8
Interest Factor of Rental Expense	5.7	5.9	4.8	4.5	3.3

Total Fixed Charges	91.5	104.5	73.4	7.2	5.1

Ratio of Earnings to Fixed Charges	0.7	0.9	1.7	21.2	25.6

Deficiency of earnings to fixed charges	30.2	9.8	N/A	N/A	N/A